UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

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BANCO SANTANDER (BRASIL) S.A.

C.N.P.J. No. 90.400.888/0001-42

Publicly Held Company

NIRE 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil”), with due regard to the provisions set forth in paragraph 4 of article 157 of Law No. 6.404/76 and in Comissão de Valores Mobiliários Instruction No. 358/02, hereby informs the public in general that, on the date hereof, with due regard to the requirements applicable to the execution of transactions with related parties by Santander Brasil, including the obtaining of a favorable opinion from the Audit Committee (Comitê de Auditoria) and the approval by the Board of Directors, the main terms and conditions of a transaction for the sale of the totality of the outstanding shares of the capital stock of its wholly-owned subsidiary, Santander Seguros S.A. (“Santander Seguros”), to a holding company headquartered in Spain (“Holding”), to be initially held, directly or indirectly, by its controlling shareholder, Banco Santander, S.A. (“Santander Spain”) (“Transaction”), were approved.

Santander Seguros’ main activity is the development of operations of life and personal insurance, of every kind, as well as annuity and benefit plans and open-ended private pension entities and it is the majority shareholder of Santander Brasil Seguros S.A. (“Santander Brasil Seguros” and, together with Santander Seguros, the “Insurance Companies”), which, on its turn, has as its main activity the development of operations of property and casualty insurance, of every kind.

The Transaction will not include Santander Capitalização S.A. (“Capitalização”), which will remain under Santander Brasil’s control and will be segregated from Santander Seguros in due course. Santander Brasil will remain with the activities of distribution of insurance products, carried out by Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros.

The Transaction will be included in the context of the announced foreign strategic joint venture by and between Santander Spain and Zurich Financial Services Ltd. (“Zurich”), involving the acquisition, by the Holding, of all of the casualty, life and private pension insurance companies of Santander Group located in Argentina, Brazil, Chile, México and Uruguay. Once the Transaction and/or the acquisition by the Holding of the other assets described herein is completed, Santander Spain will sell to Zurich fifty one percent (51%) of Holding’s capital stock.

The completion of the Transaction will be subject to the fulfillment of certain conditions precedent that are customary in transactions of this nature, including the negotiation and execution of the definitive agreements and obtaining of the necessary regulatory approvals.

The Transaction seeks to foster and strengthen Santander Brasil’s presence in the insurance market, offering a large array of products, reaching costumer classes that are currently not being explored and enhancing Santander Brasil’s distribution capacity, among others. Moreover, the completion of the Transaction is part of Santander Brasil’s strategy to prepare itself beforehand to the capital requirements of “Basel III”.

As part of the Transaction, the Insurance Companies will enter into distribution agreements with Santander Brasil for a 25-year minimum term, pursuant to which the Insurance Companies will be granted exclusive access, for the term of the agreements, to the distribution channels of Santander Brasil, throughout its banking branch offices network, except for auto insurance, which will not be included in the Transaction. As a result of such agreements, Santander Brasil will be entitled to receive fees in levels similar to the current ones.

As a result of the Transaction, Santander Brasil shall receive, on the closing date (“Closing Date”), a price calculated based on the amount of R$ 3,167 million (“Base Value”), which will be subject to certain adjustments, including the following:

•         The Base Value will be adjusted to reflect the variations of the consolidated shareholders’ equity of the Insurance Companies between December 31, 2010 and the Closing Date, on the ratio of 1:1, it being understood that the value of intangible assets/goodwill will not be computed in the determination of the shareholders’ equity. Accordingly, the spin-off of Santander Seguros, necessary to cause the transfer to Santander Brasil of the equity interest held by Santander Seguros in Capitalização, will cause a reduction in the Base Value. Solely for reference purposes, on December 31, 2010, the consolidated shareholders’ equity of the Insurance Companies was of R$ 2,399 million (including the goodwill related to the acquisition of Real Vida e Previdência S.A. and ABN AMRO Brasil Dois Participações S.A., both merged into Santander Seguros of R$ 764 million and the amount of the shareholders’ equity of Capitalização in the  amount of R$ 495 million).

•         The Base Value shall be increased by R$ 11,87 million per month as from January 1, 2011 until the Closing Date.

To the extent that Santander Seguros is a wholly-owned subsidiary of Santander Brasil, the acquisition object of the Transaction will be subject to the right of first refusal of Santander Brasil’s shareholders, as per the provisions set forth in article 253 of Law No. 6.404/76. The aforementioned right of first refusal offer to the shareholders of Santander Brasil will be made in due course.

Santander Brasil will keep its shareholders and the public in general informed of any new material facts in connection with the Transaction.

São Paulo, February 22, 2011

Carlos Alberto Lopez Galan

Investor Relation Officer

Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 22, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer